EXHIBIT 99.1

MAG Announces First Quarter 2025 Production from Juanicipio

VANCOUVER, British Columbia, April 23, 2025 (GLOBE NEWSWIRE) -- MAG Silver Corp. (TSX / NYSE American: MAG) (“MAG” or “MAG Silver”) reports production from Juanicipio (56% / 44% Fresnillo plc (“Fresnillo”) and MAG, respectively) for the first quarter (“Q1”) ended March 31, 2025. Juanicipio delivered exceptional operational performance, record-breaking silver recovery, and robust output across all metals, cementing its status as a world-class silver operation.

  Steady milling performance: The Juanicipio plant maintained steady milling performance with 337 thousand tonnes (“kt”) of ore processed in Q1, consistent with 2024 levels.
  Consistently strong head grade: Silver head grade averaged 430 grams per tonne (“g/t”) during the quarter achieving the top end of 2025 grade guidance reflecting the high-quality nature of the Juanicipio deposit and operations.
  Record-breaking silver recovery: Building upon metallurgical enhancements implemented in 2024, Juanicipio achieved a record silver recovery rate of 96% in Q1.
  Robust production output: Preliminary Q1 production included 4.5 million ounces of silver and 10,198 ounces of gold. Comprehensive financial and operational results are expected to be released on May 12, 2025.

“We are very pleased with Juanicipio’s blockbuster start to 2025,” said George Paspalas, MAG Silver’s President and CEO. “Consistently strong grades and record recovery have laid the foundation for a strong 2025. Looking ahead, we remain focused on optimizing production and advancing our key capital investments including the tailings dam expansion and underground infrastructure development, to sustain and enhance our output. We are well positioned to meet 2025 production guidance and continue delivering strong returns for our shareholders.”

Production highlights (100% basis):

		Q1 2025	Q4 2024	% Chg	Q1 2024	% Chg
Milling	kt	337	334	0.9%	326	3.4%
Head grade
Silver	g/t	430	417	3.1%	476	-9.7%
Gold	g/t	1.24	1.15	7.8%	1.32	-6.1%
Lead	%	1.61	1.49	8.1%	1.35	19.3%
Zinc	%	2.90	2.79	3.9%	2.49	16.5%
Production
Silver	koz	4,469	4,257	5.0%	4,445	0.5%
Gold	oz	10,198	9,041	12.8%	9,927	2.7%
Lead[1]	klb	10,576	9,881	7.0%	8,704	21.5%
Zinc[2]	klb	16,894	15,633	8.1%	14,653	15.3%

1 Lead recovered to lead concentrate.
2 Zinc recovered to zinc concentrate.

2025 Guidance

As reported by Fresnillo, for 2025, silver production at Juanicipio is forecast to range between 14.7 million and 16.7 million ounces, with payable silver production expected between 13.1 million and 14.9 million ounces. This guidance is based on a throughput rate of 4,000 tonnes per operating day at a silver head grade range of 380 g/t to 430 g/t. Gold head grade is expected to range between 1.2 g/t to 1.4 g/t.

Cost guidance reflects ongoing optimization efforts and sustaining capital investments with cash cost and all-in sustaining cost forecast to range between ($1.00) to $1.00 and $6.00 to $8.00 per silver ounce sold, respectively. Sustaining capital expenditures for 2025 are estimated between $70 and $80 million, with key investments including:

  Expansion of the tailings dam to provide approximately six years of deposition capacity.
  Development of underground workshops, electrical and pumping infrastructure, and ventilation systems to support continued mine development and operations.

Expansionary capital expenditures for 2025 are estimated between $22 and $28 million and are related to the installation of the underground conveyor system which is expected to be commissioned in late 2026 supporting expanded mining rates, delivering enhanced efficiencies and mining cost reductions.

The Company’s guidance for Juanicipio for 2025 is provided in the table below:

2025 Guidance Ranges
Silver production	moz	14.7 – 16.7
Throughput per operating day	tpd	4,000 (per operating day)
Silver head grade	g/t	380 – 430
Gold head grade	g/t	1.2 – 1.4
Silver sales	moz	13.1 – 14.9
Sustaining capital	$’m	$70m - $80m
Expansion capital	$’m	$22m - $28m
Cash operating costs	$/Ag oz sold	($1.00) - $1.00
All-in sustaining costs	$/Ag oz sold	$6.00 - $8.00

Qualified Person: All scientific or technical information in this press release is based upon information prepared by or under the supervision of, or has been approved by Gary Methven, P.Eng., who is a “Qualified Person” for purposes of National Instrument 43-101, Standards of Disclosure for Mineral Projects (“National Instrument 43-101” or “NI 43-101”). Mr. Methven is not independent as he is Vice President, Technical Services of MAG.

About MAG Silver Corp. (www.magsilver.com)

MAG Silver Corp. is a growth-oriented Canadian mining and exploration company focused on advancing high-grade, district scale precious metals projects in the Americas. MAG is a top-tier primary silver mining company through its (44%) joint venture interest in the 4,000 tonnes per day Juanicipio Mine, operated by Fresnillo plc (56%). The mine is located in the Fresnillo Silver Trend in Mexico, the world's premier silver mining camp, where in addition to mining and processing operations, an expanded exploration program is in place targeting multiple highly prospective targets. MAG is also executing multi-phase exploration programs at the 100% earn-in Deer Trail Project in Utah and the 100% owned Larder Project, located in the historically prolific Abitibi region of Canada.

Neither the Toronto Stock Exchange nor the NYSE American has reviewed or accepted responsibility for the accuracy or adequacy of this press release, which has been prepared by management.

This release includes certain statements that may be deemed to be “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 or “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”). All statements in this release, other than statements of historical facts are forward looking statements, including statements regarding: provisional estimates relating to production at Juanicipio for Q2 2025, including anticipated silver head grade and processing rates of development materials, future mineral production, and events or developments; the release of more comprehensive cost and production guidance on the timeline contemplated herein, if at all; the long term potential of the Juanicipio project; and the anticipated future delivery of consistent performance, optimized costs and shareholder value. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in the forward-looking statements identified herein include, but are not limited to, risks related to the control of Juanicipio cashflows and operations through a joint venture in which the Company is a non-operator; there being no guarantee of the surface rights for the Juanicipio property or in the Company’s ability to obtain and maintain all necessary licences and permits that may be required to carry out its business activities at the Juanicipio Mine; risks related to maintaining a positive relationship with the communities in which the Company operates; risks related to the Company’s decision to participate in the processing and production of the Juanicipio Mine; risks related to the limited operating history at Juanicipio; geotechnical risks associated with the operation of the Juanicipio Mine and related civil structures; labour risks; changes in applicable laws; risks to title, challenge to title or potential title disputes at Juanicipio; continued availability of capital and financing; and general economic, market or business conditions; political risk; currency risk; capital cost inflation and those other risks disclosed in MAG Silver’s filings with the Securities Exchange Commission and Canadian securities regulators. All forward-looking statements contained herein are made as at the date hereof and MAG Silver undertakes no obligation to update the forward-looking statements contained herein. There is no certainty that any forward-looking statement will come to pass, and investors should not place undue reliance upon forward-looking statements.

Please Note: Investors are urged to consider closely the disclosures in MAG's annual and quarterly reports and other public filings, accessible through the internet at www.sedar.com and www.sec.gov.

For further information on behalf of MAG Silver Corp.
Contact Fausto Di Trapani, Chief Financial Officer

Phone: (604) 630-1399
Toll Free: (866) 630-1399
Website: www.magsilver.com
Email: info@magsilver.com